Exhibit 4.4

TRICON RESIDENTIAL INC.

AMENDED AND RESTATED RESTRICTED SHARE PLAN

1.	Interpretation

In this Plan, the following terms shall have the following meanings:

(a)	“Administrators” means the Board or such other persons as may be designated by the Board from time to time;

(b)	“Affiliate” has the meaning ascribed thereto in Section 1.3 of National Instrument 45-106 – Prospectus and Registration Exemptions;

(c)	“AIP” means the Corporation’s Annual Incentive Plan, as it may be amended or amended and restated from time to time;

(d)	“Award” means a grant of Restricted Shares to a Participant under the Plan;

(e)

“Award Amount” means the amount determined by the Administrators to be awarded to a Participant under the Corporation’s AIP (with any such amount awarded from and after the date hereof to be in Canadian dollars for Participants resident in Canada and in U.S. dollars for Participants resident in the United States);

(f)	“Board” means the Board of Directors of the Corporation;

(g)	“Board Change of Control” has the meaning ascribed thereto in Section 7;

(h)

“Cause” shall, in respect of a Participant, have the meaning attributed to such term (or the term “Just Cause”) in such Participant’s employment agreement with the Corporation or any of its Subsidiaries (if any) or, in the event such Participant is not a party to a written employment agreement with the Corporation or any of its Subsidiaries, shall mean anything that constitutes just cause for termination of employment at common law;

(i)	“Change of Control” means the completion of any of the following occurrences:

(i)	the acquisition, directly or indirectly and by any means whatsoever, by any one shareholder, or group of shareholders acting jointly or in concert, of more than 33.33% of the outstanding Shares;

(ii)	a sale by the Corporation (in one or more transactions) of all or substantially all of its assets to an unrelated third party, or other liquidation or dissolution;

(iii)	a merger, consolidation, arrangement or other reorganization (collectively, a “Reorganization”) of the Corporation which results in the Corporation’s shareholders immediately prior to the Reorganization owning less than 50% of the voting shares of the resulting entity after the Reorganization; or

(iv)

as a result of or in connection with a contested election of directors of the Corporation, the nominees named in the most recent management information circular of the Corporation for election as directors of the Corporation do not constitute 66.67% of the directors of the Corporation, in each case, except in the event that such transactions are solely among the Corporation and its Affiliates.

(j)	“Code” shall mean the United States Internal Revenue Code of 1986, as amended from time to time and any successor thereto;

(k)	“Corporation” means Tricon Residential Inc. and its successors and assigns;

(l)	“Custodian” means any custodian appointed by the Corporation under the Custodian Agreement;

(m)

“Custodian Agreement” means any custodian agreement between the Corporation and the Custodian under which (i) the Corporation will fund the purchase of Shares on the open market by the Custodian for use as Restricted Shares hereunder, and (ii) the Custodian will hold Restricted Shares as nominee, and on behalf of, for certain Participants and release Released Shares as such Participants may request after the expiry of the Restrictions applicable to such Shares, as any such agreement may be amended, supplemented or amended and restated from time to time;

(n)	“Eligible Participant” means any officer, director or employee of the Corporation or any of its Subsidiaries as determined by the Administrators from time to time;

(o)	“Event of Termination” means either an Event of Termination (Accelerated Vesting), Event of Termination (Normal Vesting) or an Event of Termination (Forfeited Vesting);

(p)	“Event of Termination (Forfeited Vesting)” means:

(i)

the termination of employment with Cause of a Participant with the Corporation or a Subsidiary of the Corporation (excluding, for greater certainty, termination of employment arising from the death of such Participant); or

(ii)

the voluntary termination of employment of a Participant, resignation or leaving of employment with the Corporation or a Subsidiary of the Corporation (except a resignation for Good Reason or Retirement and except for the purpose of entering into new employment with the Corporation or a Subsidiary of the Corporation);

(q)	“Event of Termination (Accelerated Vesting)” means:

(i)	the termination of employment of a Participant with the Corporation or a Subsidiary of the Corporation due to such Participant’s Incapacity to Work;

(ii)	the termination of employment of a Participant with the Corporation or a Subsidiary of the Corporation on the death of such Participant; or

(iii)	the termination of employment of a Participant with the Corporation or a Subsidiary of the Corporation:

(1)	without Cause; or

(2)	upon the Participant’s resignation for Good Reason;

(r)	“Event of Termination (Normal Vesting)” means:

(i)	the voluntary termination of employment of a Participant upon his or her Retirement; or

(ii)	a Participant who is a director of the Corporation ceases to be a director of the Corporation;

(s)

“Fair Value”, in respect of an Award, means the accounting fair value of a Restricted Share as at the grant date of such Award (denominated in the same currency as the Award), as reasonably determined by the Administrators in good faith, taking into account the Restrictions applicable to the Restricted Shares to be purchased in satisfaction of such Award;

(t)

“Good Reason” shall, in respect of a Participant, have the meaning attributed to such term in such Participant’s written employment agreement with the Corporation or any of its Subsidiaries (if any) or, in the event such Participant is not a party to a written employment agreement with the Corporation or any of its Subsidiaries, shall mean any reason that would be considered to amount to constructive dismissal at common law;

(u)

“Incapacity to Work” shall, in respect of a Participant, have the meaning attributed to such term in such Participant’s written employment agreement with the Corporation or any of its Subsidiaries (if any) or in the event such Participant is not a party to a written employment agreement with the Corporation or any of its Subsidiaries, shall mean any incapacity or inability by a Participant, including any physical or mental incapacity, disease or affliction of the Participant as determined by a legally qualified medical practitioner or by a court, which has prevented the Participant from performing the essential duties of his or her position as an officer or employee (taking into account reasonable accommodation by the Corporation) for a continuous period of six (6) months or for any cumulative period of 180 days in any eighteen (18)-consecutive month period;

(v)

“Non-Discounted Amount” means, in respect of each Award, an amount of cash equal to the product of (i) the Award Amount multiplied by (ii) a fraction, the numerator of which is the closing price of the Shares on the TSX (with respect to Awards denominated in Canadian dollars) or the NYSE (with respect to Awards denominated in U.S. dollars) on the trading day immediately preceding the date of grant of such Award and the denominator of which is the Fair Value applicable to such Award;

(w)	“NYSE” means the New York Stock Exchange;

(x)	“Participants” means such Eligible Participants from time to time who are granted Awards pursuant to the Plan;

(y)

“Person” includes an individual, partnership, unincorporated association, organization, syndicate, body corporate, joint venture, trust and a trustee, executor, administrator or other legal or personal representative, the Crown and any other entity recognized by law;

(z)	“Plan” means this Amended and Restated Restricted Share Plan, as it may be amended from time to time;

(aa)	“Released Shares” means the unrestricted Shares released and delivered to or at the direction of Participants on request, following the expiry of any applicable Restrictions;

(bb)	“Restricted Shares” means Shares acquired by the Custodian on the open market, using funds deposited with it by the Corporation;

(cc)

“Restrictions” means the restrictions applicable to particular Restricted Shares purchased in respect of an Award, as determined by the Administrators in their discretion (and taking into account any relief therefrom which the Administrators may provide in specific circumstances, such as an Event of Termination of a Participant);

(dd)	“Retirement” means the termination (other than for Cause) or resignation of a Participant from his or her capacity with the Corporation of any of its Subsidiaries at age 65 or older;

(ee)

“Section 409A of the Code” shall mean Section 409A of the Code, the Treasury Regulations promulgated thereunder as in effect from time to time, and related guidance as may be amended from time to time;

(ff)	“Shares” means the previously issued common shares in the capital of the Corporation;

(gg)	“Subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario); and

(hh)	“TSX” means the Toronto Stock Exchange.

2.	Purpose

The purpose of the Plan is to advance the interests of the Corporation and its shareholders by attracting, retaining and motivating officers, directors and employees of the Corporation and its Subsidiaries, and providing such parties a performance incentive for continued and improved service with the Corporation and its Subsidiaries and by enhancing such persons’ contribution to increased profits by promoting an alignment of interests between such persons and the shareholders of the Corporation, through the direct acquisition by the Participants of Shares hereunder.

3.	Administration of the Plan

The Plan shall be administered by the Administrators, and the Corporation will be responsible for all costs relating to the administration of the Plan. Subject to the provisions hereof and the Administrators’ duty to act without unfair prejudice or oppressiveness to a Participant or holder of Restricted Shares under the Plan, the Administrators shall have the power and authority to:

(a)	adopt policies, rules and regulations and prescribe forms and procedures for implementing the Plan;

(b)

determine the eligibility of Persons to participate in the Plan, which Eligible Participants shall be Participants, when Awards to Eligible Participants shall be granted, the Award Amount to be granted to each Participant and the Restrictions applicable to any Restricted Shares held by the Custodian for the benefit of a Participant hereunder;

(c)	interpret and construe the provisions of the Plan;

(d)	subject to regulatory requirements, make exceptions to the Plan in circumstances which they determine to be exceptional;

(e)	engage the Custodian;

(f)	engage a third party administrator to perform some or all of the administrative duties of the Administrators under the Plan; and

(g)	take such other steps as they determine to be necessary or desirable to give effect to the Plan.

Each determination or action made or taken by the Administrators pursuant to the Plan, including interpretation of the Plan, shall be final and conclusive for all purposes and binding on all parties, absent manifest error.

4.	Award Agreement

All Awards granted hereunder shall be evidenced by an agreement between the Corporation and the Participant substantially in the form of the attached Schedule 1. The terms of each such agreement need not be identical.

5.	Grant of Awards

(a)

Subject to the terms of the Plan, the Administrators may, from time to time, grant Awards to Participants in such amounts and on such terms that the Administrators, in their absolute discretion, determine.

(b)

The Corporation shall provide to the Custodian an amount of cash equal to the Non-Discounted Amount for such Award with instructions to the Custodian to use all of such funds to purchase Shares on the open market, at such prices as the Custodian determines in its reasonable discretion. In satisfaction of any Award granted hereunder, all such Shares shall be (i) held as Restricted Shares by the Custodian as nominee (and not in trust) for certain Participants for holding on behalf of the Participant in accordance with the Custodian Agreement and the terms of this Plan and (ii) subject to forfeiture in accordance with the Restrictions applicable to such Restricted Shares.

(c)

Concurrent with the determination to grant an Award to a Participant, the Administrators shall determine the Restrictions applicable to the Restricted Shares relating to such Award and document them in the Award confirmation provided to the Participant.

(d)

For greater certainty, Restricted Shares held as nominee and on behalf of a Participant shall be beneficially owned by such Participant upon and following the Custodian’s acquisition of such Restricted Shares as nominee hereunder, subject to the applicable Restrictions.

6.	Release of Restricted Shares

After fulfillment or completion of the Restrictions applicable to particular Restricted Shares held by the Custodian as nominee and on behalf of the Participant, the Custodian will release or dispose of such Shares on behalf of the Participant as directed in writing by the Participant.

7.	Change of Control

In connection with any Change of Control (including an event constituting a Change of Control under subclause (iv) of the definition of such term (a “Board Change of Control”), all remaining Restrictions applicable to Restricted Shares shall immediately expire and the Corporation shall confirm to the Custodian that all such Shares may be released as directed by, or disposed of on behalf of, such Participants immediately prior to (or, in the case of a Board Change of control, upon) the completion of such Change of Control.

8.	Acceleration on Transaction with Third Party

Notwithstanding anything else contained herein, the Administrators may, in connection with any transaction involving the Corporation or its shareholders (including, without limitation, an offering of securities), determine that some or all of the remaining Restrictions applicable to Restricted Shares shall immediately expire. If this occurs, the Corporation shall confirm to the Custodian that all such Shares may be released as directed by, or disposed of on behalf of, such Participants.

9.	Award Confirmation

Upon the grant of each Award, an Award confirmation, substantially in the form of Schedule 2, shall be delivered by the Administrators to the Participant in question. The provisions of the various Award confirmations issued under the Plan need not be identical.

10.	Effect of Termination on Participation in the Plan

(a)

Upon the occurrence of an Event of Termination (Accelerated Vesting) that occurs prior to the expiry of the Restrictions applicable to the Restricted Shares held by the Custodian on behalf of the terminated Participant, the Custodian will release or dispose of such Shares on behalf of the Participant as directed in writing by the Participant.

(b)

Upon the occurrence of an Event of Termination (Forfeited Vesting) that occurs prior to the expiry of the Restrictions applicable to Restricted Shares held by the Custodian on behalf of a terminated Participant, those Restricted Shares for which Restrictions remain unfulfilled will be forfeited by such Participant and transferred by the Custodian to or at the direction of the Corporation for no consideration and the Participant will execute and deliver all such instruments and documents as the Corporation may request to effect such transfer.

(c)

Upon the occurrence of an Event of Termination (Normal Vesting) that occurs prior to the expiry of the Restrictions applicable to Restricted Shares held by the Custodian on behalf of a terminated Participant, those Restricted Shares for which Restrictions remain unfulfilled will continue to be held by the Custodian as nominee and on behalf of such Participant and be subject to such Restrictions and to the terms of this Plan.

(d)

If Restricted Shares are forfeited and transferred to the Corporation under Section 10(b), the Restricted Shares shall be deemed to have been donated to the Corporation by the applicable Participant for no consideration and, at the election of the Administrators, (i) be returned to treasury for cancellation, (ii) be re-directed by the Corporation to the Custodian to satisfy other Awards granted to Participants under this Plan, or (iii) be sold by the Custodian in the open market, with the proceeds of such sale being returned to, or transferred at the direction of, the Corporation.

Notwithstanding the provisions of this Section 10, the Administrators may, in their sole and absolute discretion, at any time prior to or following any Event of Termination, determine to waive any remaining Restrictions that have not expired as at the date of such Event of Termination, in which event the Custodian will release or dispose of such Shares on behalf of the Participant as directed in writing by the Participant.

11.	Payment of Dividends

Unless otherwise determined by the Administrators, all dividends declared and paid in respect of Restricted Shares held as nominee and for the benefit of a Participant and subject to such determination shall be reinvested by the Custodian on behalf of such Participant in additional Shares to be held as nominee and for the benefit of such Participant, with any such additional Shares to be subject to the same Restrictions as the Restricted Shares on which such dividends were declared and paid.

12.	Voting

The Participants shall be entitled to exercise (or cause the Custodian to exercise on their behalf) voting rights attached to Restricted Shares in respect of all or any matters or business arising at a particular meeting of shareholders.

13.	Withholding Taxes

The Corporation or its Affiliates or the Custodian may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or its Affiliate are required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award or Restricted Share, including the withholding of all or any portion of any payment to a Participant or the withholding of the release of Shares to be released under the Plan, until such time as the Participant has paid the Corporation or its Affiliate for any amount which the Corporation and its Affiliates are required to withhold with respect to such taxes or the Participant establishes to the Corporation’s satisfaction that all such taxes have been paid to the appropriate taxing authority. Further, the Corporation may withhold from any remuneration, fees, dividends or other amounts payable to a Participant such amounts as may be required from time to time to satisfy the withholding obligations imposed on the Corporation or its Affiliates by any taxing authority in respect of taxes of any kind. The Corporation may instruct the Custodian, without any further action by, consent from or notice to the Participant, to sell (on behalf of the applicable Participant) all or a portion of such Participant’s Restricted Shares in such amount as may be required to satisfy any such withholding obligation, and direct the proceeds from such sale by paid to the Corporation (on behalf of the applicable Participant) to satisfy such withholding obligation and any withholding obligation arising from such sale, with any surplus proceeds released to the Participant.

14.	No Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of any Shares distributed in accordance with the provisions of the Plan.

15.	Transferability

Subject to the terms of this Section, Restricted Shares may not be assigned. Restricted Shares may be released to the Participant, and, upon the Participant’s death, the legal representative of his or her estate or any other person who acquires his or her rights in respect of a Restricted Share by bequest or inheritance. A Person to whom a Restricted Share is released may request such Shares to be released only in his or her own name or in his or her capacity as a legal representative.

16.	Amendments to the Plan

The Board reserves the right, in its absolute discretion, to amend, suspend or terminate this Plan, or any portion thereof, at any time without obtaining the approval of shareholders of the Corporation, subject to those provisions of applicable law and regulatory requirements (including the rules, regulations and policies of the TSX), if any, that require the approval of shareholders. Any amendment to any provision of the Plan will be subject to any required regulatory or governmental approvals.

17.	Termination of Plan

The Administrators may terminate this Plan at any time in their absolute discretion. If the Plan is so terminated, no further Awards shall be granted, but the Restricted Shares then outstanding shall continue in full force and effect in accordance with the provisions of this Plan.

18.	Compliance with Statutes, Regulations and Policies

(a)

The administration of the Plan shall be subject to and performed in conformity with all applicable laws, regulations, orders of governmental or regulatory authorities and the requirements of any stock exchange on which the Shares are listed. Each Participant shall comply with all such laws, regulations, rules, orders and requirements, and shall furnish the Corporation with any and all information and undertakings, as may be required to ensure compliance therewith.

(b)

The Corporation intends that the Plan and all Restricted Shares be construed to avoid the imposition of additional taxes, interest, and penalties pursuant to Section 409A of the Code to the extent applicable. Notwithstanding the Corporation’s intention, in the event any Restricted Share is subject to such additional taxes, interest or penalties pursuant to Section 409A of the Code, the Administrators may, in their sole discretion and without a Participant’s prior consent, amend the Plan (subject to Section 16), adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (i) exempt the Plan and/or any Restricted Share from the application of Section 409A of the Code, (ii) preserve the intended tax treatment of any such Restricted Share, or (iii) comply with the requirements of Section 409A of the Code, including without limitation any such regulations, guidance, compliance programs, and other interpretative authority that may be issued after the date of the grant. In no event shall the Corporation or any of its Affiliates be liable for any additional tax, interest or penalties that may be imposed on a Participant under Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

19.	Right to Employment

Nothing in the Plan or any Award shall confer upon any person any right to continue in the employ of the Corporation or any Subsidiary thereof, or affect in any way the right of the Corporation or any Subsidiary thereof to terminate his or her employment at any time.

20.	Successor Corporation

The Plan applies without any further formality or action to any corporation resulting from the amalgamation of the Corporation with one or more other corporations.

21.	Governing Law

The Plan, and any and all determinations made and actions taken in connection with the Plan, shall be governed by and construed in accordance with the laws of the province of Ontario and the federal laws of Canada applicable therein.

22.	Incentive Compensation Clawback Policy

Notwithstanding anything else in this Plan, all grants of Restricted Shares made pursuant to this Plan shall be subject to the Corporation’s Incentive Compensation Clawback Policy.

ADOPTED as of this 7th day of December, 2021.

TRICON RESIDENTIAL INC.

Per:	/s/ David Veneziano
Authorized Signatory

SCHEDULE 1

AGREEMENT

This agreement is entered into this _________ day of _____________, 20__, between Tricon Residential Inc. (the “Corporation”) and ________________________ (the “Participant”) pursuant to the Amended and Restated Restricted Share Plan (the “Plan”) adopted by the Corporation on December 7, 2021, as amended from time to time. All capitalized terms used but not otherwise defined in this agreement shall have the meanings attributed to them in the Plan.

Pursuant to the Plan and in consideration of C$1.00 paid and services provided to the Corporation by the Participant, the Corporation agrees to grant an Award Amount of [C$/US$]______________________1 to the Participant in accordance with the terms of the Plan. The grant of the Award and the Restrictions applicable to such Award are confirmed by the Award Confirmation attached to this agreement.

The granting of the Award (and, following the expiry or termination of the Restrictions applicable to such Shares, the release to the Participant of Shares acquired as a result of this Award), are subject to the terms and conditions of the Plan, all of which are incorporated into and form an integral part of this agreement.

This agreement shall be binding upon and enure to the benefit of the Corporation, its successors and assigns and the Participant and the legal representatives of his or her estate and any other person who acquires the Participant’s rights in respect of the Restricted Shares relating to this Award by bequest or inheritance.

By executing this agreement, the Participant confirms and acknowledges that he or she has not been induced to enter into this agreement or acquire any Restricted Shares relating to this Award by expectation of employment or continued employment with the Corporation. In addition, to the extent the Corporation engages a third party administrator to perform some or all of the administrative duties of the Administrators under the Plan, such as an Internet-based administration platform, which also includes the availability of a broker-assisted exercise process, the Participant agrees to follow the procedures established by the Corporation or such third party administrator with respect to the expiry of the Restrictions applicable to his or her Restricted Shares.

TRICON RESIDENTIAL INC.

Per:
Name:
Title:

[1]	Note to draft: This should reflect the discounted value.

IN WITNESS WHEREOF Witness	Participant

SCHEDULE 2

AWARD CONFIRMATION

TO:	(the “Participant”)

Pursuant to the Amended and Restated Restricted Share Plan (the “Plan”) adopted by Tricon Residential Inc. (the “Corporation”) on December 7, 2021 as amended from time to time, and an agreement between the Corporation and the Participant dated as of_________________, 20__, the Corporation confirms the grant to the Participant of an award (the “Award”) of _________ Restricted Shares (as defined in the Plan), having an Award Amount equal to [C$/US$]___________.2

Restrictions applicable to the Restricted Shares to be acquired in connection with this Award shall be as follows:

(a)	the Restricted Shares shall vest on _______________________.

(b)	[insert additional applicable Restrictions, if any]

The Award and any Restricted Shares acquired in connection therewith are subject to the terms and conditions of the Plan.

DATED this ________ day of____________ ________

TRICON RESIDENTIAL INC.

Per:
Name:
Title:

[2]	Note to draft: This should reflect the discounted value.